Division of Corporation Finance	Via Edgar and Email

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

October 23, 2023

Re:	Concreit Series LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed October 4, 2023
File No. 024-12321

Dear Mr. Park:

In response to your letter dated October 19, 2023 regarding Amendment No. 2 to Offering Statement on Form 1-A of CONCREIT SERIES LLC, (the “Company”) file number 024-12321, we hereby submit the following response. Each line item below corresponds to the comment number in your letter followed by our response:

Amendment No. 2 to Offering Statement on Form 1-A filed October 4, 2023

General

1.	Comment:

We note your response to comment 1. Since you will file an offering statement or post qualification amendment, as applicable, to register each separate Series being offered and provide disclosure about each Property relating to a Series being offered, please delete your statement that the “offer and sale of Membership Interests for each Series shall be made pursuant to a supplement to this Offering Circular, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property” on the cover page and elsewhere throughout the filing.

Response:

In response to the Staff’s Comment 1, the Company has deleted the statement that the “offer and sale of Membership Interests for each Series shall be made pursuant to a supplement to this Offering Circular, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property” on the cover page and elsewhere throughout the filing. This sentence has been replaced with “The offer and sale of Membership Interests for each Series shall be made pursuant to an offering statement or post-qualification amendment, as applicable, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property” on the cover page and throughout the filing.

2.	Comment:

We note your response to comment 2 that the property at 7260 Scotlyn Way White House, TN is wholly-owned by the Manager and will be sold to the Series at a later date. We further note that your Manager is currently renting the property at a monthly rental rate at $2,475. Please provide the audited historical financials statements of the property for the rental period or tell us how you determined such financial statements were not required in the filing.

Response:

In response to the Staff’s Comment 2, the Company has updated the Offering Circular to include the unaudited pro forma financial statements, balance sheet, and statement of operations for the property at 7260 Scotlyn Way White House, TN.

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh s.hamideh@geracillp.com (949) 379-2600

Enclosures